Execution Version

two
195 US HWY 50, Suite 208
Zephyr Cove, NV 89448

March 27, 2024

Sponsor:
HC PropTech Partners III LLC
195 US HWY 50, Suite 208
Zephyr Cove, NV 89448

Original Sponsor:
two sponsor
900 Kearny Street Suite 610
San Francisco, CA 94133

Re: Sponsor Forfeiture Letter Agreement

Ladies and Gentlemen:

Reference is made to that certain Business Combination Agreement (as the same is amended, supplemented or modified from time to time, the "*BCA*"), dated as of August 15, 2023, by and among two, a Cayman Islands exempted company ("***two***"), LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama, and, by execution of a joinder agreement, each of Logistic Properties of the Americas, a Cayman Islands exempted company ("***Pubco***"), Logistic Properties of the Americas Subco, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco, and LPA Panama Group Corp., a company incorporated under the laws of Panama and a wholly-owned subsidiary of Pubco, for a proposed business combination among the parties.

Any capitalized terms used but not defined in this letter agreement (this "***Sponsor Forfeiture Letter Agreement***") will have the meanings ascribed thereto in the BCA.

In connection with the transactions contemplated by BCA, HC PropTech Partners III LLC, a Delaware limited liability company (the "***Sponsor***") and two sponsor, a Cayman Islands limited liability company (the "***Original Sponsor***") have agreed to forfeit 1,200,000 Class B ordinary shares of two, par value $0.0001 (the "***Founder Shares***") held by the Sponsor and the Original Sponsor. The transactions contemplated by this Sponsor Forfeiture Letter Agreement are contingent upon, and will be effective only upon, the consummation of the transactions contemplated by the BCA (the "***Closing***").

Reference is hereby made to those certain Non-Redemption Agreements and Assignments of Economic Interest, dated as of March 27, 2023 (the "***Non-Redemption Agreements***"), entered into by and among two, the Original Sponsor and certain Investors (the "***NRA Investors***") in connection with the extraordinary general meeting of two's shareholders held for the purpose of approving, among other things, an amendment to two's amended and restated memorandum and articles of association to extend the date by which two must consummate its initial business combination (the "***Initial Business Combination***") by nine additional months until January 1, 2024. Pursuant to the Non-Redemption Agreements, the NRA Investors are entitled to receive an aggregate of 1,506,764 Founder Shares as assigned securities (the "***Assigned Securities***") from the Original Sponsor in connection with the Initial Business Combination.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged the Sponsor, the Original Sponsor and two hereby agree as follows:

1. Upon the occurrence of the following events, each of the Sponsor and the Original Sponsor acknowledges that effective immediately prior to the Effective Time, (a) the Sponsor and the Original Sponsor shall surrender and forfeit for cancellation and retirement by two, for no consideration, the number of Founder Shares (the "***Forfeited Shares***"), as set forth on Exhibit A hereto and (b) the Original Sponsor agrees and acknowledges that 365,441 Assigned Securities (the "***Subject Shares***") will be surrendered to two, for no consideration, for cancellation by two upon the Closing.

2. The Sponsor hereby represents and warrants that, as of the date of this Sponsor Forfeiture Letter Agreement, the Sponsor owns and holds of record all of the Forfeited Shares listed opposite its name on Exhibit A, and has full authority and power to forfeit such Forfeited Shares hereunder. The Original Sponsor hereby represents and warrants that, as of the date of this Sponsor Forfeiture Letter Agreement, the Original Sponsor owns and holds of record all of the Forfeited Shares listed opposite its name on Exhibit A and all of the Subject Shares, and has full authority and power to forfeit such Forfeited Shares and Subject Shares hereunder.

3. This Sponsor Forfeiture Letter Agreement (including the BCA, to the extent incorporated herein) constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof. This Sponsor Forfeiture Letter Agreement may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed by all parties hereto. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

4. No party hereto may assign either this Sponsor Forfeiture Letter Agreement or any of its rights or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this Section 4 shall be null and void ab initio and of no force or effect. This Sponsor Forfeiture Letter Agreement shall be binding on the undersigned parties and their respective successors and permitted assigns.

5. This Sponsor Forfeiture Letter Agreement is expressly conditioned upon and subject to the consummation of the Closing. Solely in the event that the Closing is not consummated, this Sponsor Forfeiture Letter Agreement shall be void and of no further force and effect and the Forfeited Shares and the Subject Shares shall not be cancelled.

6. Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Forfeiture Letter Agreement shall be in writing and shall be sent in the same manner as provided in Section 9.3 of the BCA, with any notice to the Sponsor or the Original Sponsor being to the applicable address above.

7. This Sponsor Forfeiture Letter Agreement shall be construed, interpreted and enforced in a manner consistent with the provisions of the BCA. The provisions set forth in Sections 9.4 through 9.8, and 9.10 through 9.12 of the BCA, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Sponsor Forfeiture Letter Agreement as if all references to the "Agreement" in such sections were instead references to this Sponsor Forfeiture Letter Agreement, and the references therein to the "Parties" were instead to the parties to this Sponsor Forfeiture Letter Agreement.

8. This Sponsor Forfeiture Letter Agreement shall terminate at such time, if any, as the BCA is terminated in accordance with its terms prior to the Closing, and upon such termination this Sponsor Forfeiture Letter Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Sponsor Forfeiture Letter Agreement.

{Remainder of Page Left Blank; Signature Page Follows}

Please indicate your agreement to the foregoing by signing in the space provided below.

<u>two</u>:

two

By: Thomas D. Hennessy

Name: Thomas D. Hennessy
Title: Chief Executive Officer

Accepted and agreed, effective as of the date first set forth above:

Original Sponsor:

two sponsor

By: A-Star Investments, LLC, its sole member

By: *Troy Steckenrider*
Name: Troy Steckenrider
Title: Managing Member

Accepted and agreed, effective as of the date first set forth above:

Sponsor:

HC PropTech Partners III LLC

By: Thomas D. Hennessy
Name: Thomas D. Hennessy
Title: Authorized Signatory

EXHIBIT A

Party	Founder Shares
Sponsor	1,071,918
Original Sponsor	128,082